SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 June 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Board Appointment dated 1 June 2004
99.2	Purchase of Own Securities dated 2 June 2004
99.3	Director Shareholding dated 3 June 2004
99.4	Purchase of Own Securities dated 3 June 2004
99.5	Notification of Interests dated 4 June 2004
99.6	Purchase of Own Securities dated 4 June 2004
99.7	Purchase of Own Securities dated 7 June 2004
99.8	Purchase of Own Securities dated 8 June 2004
99.9	Purchase of Own Securities dated 9 June 2004

Exhibit 99.1

1 June 2004

InterContinental Hotels Group PLC
Board Appointment

InterContinental Hotels Group PLC (IHG) today announces that David Kappler has been appointed as senior independent non-executive director of the company and chairman of the company's audit committee. Kappler will join the IHG board with effect from 21 June 2004.

Kappler, aged 57, recently retired as chief financial officer of Cadbury Schweppes plc where he had been a main board director responsible for finance since 1995. Previously Kappler had worked for Cadbury Limited and for the group's health and hygiene division from 1965 to 1984, rejoining the company in 1989 following the acquisition of the Trebor Group, of which he was finance director. Following this, he held a number of senior positions within Cadbury Schweppes' confectionery divisions and as director of corporate finance. He is a non-executive director of Shire Pharmaceuticals Group plc and HMV Group plc, and was seven years on the board of Camelot Group plc.

Commenting on his appointment, David Webster, IHG's non executive chairman said "I am very much looking forward to welcoming David to our board. He brings with him extensive business acumen, as well as a wealth of financial experience which will be invaluable in his role as chairman of IHG's audit committee."

David Prosser was previously senior independent non-executive director of IHG and will continue to serve as a non-executive director for the IHG board.

-ends-

For further information please contact:

Dee Cayhill	Corporate Affairs	+44 (0) 1753 410 423
Gavin Flynn	Investor Relations	+44 (0) 1753 410 238

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, and Hotel Indigo®, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet - www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels, and www.candlewoodsuites.com for Candlewood Suites, and for the Group's rewards programme, www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

Exhibit 99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 530.8258p per share.

Exhibit 99.3

3 June 2004

InterContinental Hotels Group PLC
Directors' Interests in Shares

On 2 June 2004, under the terms of the Six Continents Special Deferred Incentive Plan ("the Plan"), 11,367 InterContinental Hotels Group PLC ("IHG") ordinary shares have been transferred for nil consideration from the Company's Employee Share Ownership Trust ("ESOT") to Mr R C North, a director of the Company.

The transfer of these shares to Mr R C North was conditional on his continued employment with the Group until 31 May 2004. The numbers of shares transferred reflect his entitlement under the Plan prior to the separation of Six Continents PLC in April 2003.

Following the transfer of the above shares, the ESOT will hold 2,096,801 IHG shares. The following directors, who are among the potential beneficiaries of the ESOT - Mr R M Hartman, Mr R C North, Mr S D Porter and Mr R L Solomons - are technically deemed to be interested in those shares.

---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Engmann	Tel: 01753 410 243
Company Secretarial Officer
InterContinental Hotels Group PLC

Exhibit 99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 800,000 of its ordinary shares at a price of 520.8826p per share.

Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

 InterContinental Hotels Group PLC

2. Name of director(s)

 Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

 Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

 Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

 No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 Release of shares to participants (not directors) under a Restricted Stock Plan

7. Number of shares / amount of stock acquired

 N/A

8. Percentage of issued class

 N/A

9. Number of shares/amount of stock disposed

 44,286

10. Percentage of issued class

 N/A

11. Class of security

 Ordinary shares of £1.00 each

12. Price per share

 N/A

13. Date of transaction

 3 June 2004

14. Date company informed

 3 June 2004

15. Total holding in the Trust following this notification

 2,052,515 Ordinary shares

16. Total percentage holding of issued class following this notification

 Negligible

If a director has been granted options by the company please complete the following boxes.

 17. Date of grant

 N/A

18. Period during which or date on which exercisable

 N/A

19. Total amount paid (if any) for grant of the option

 N/A

20. Description of shares or debentures involved: class, number

 N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

 N/A

22. Total number of shares or debentures over which options held following this notification

 N/A

23. Any additional information

 N/A

24. Name of contact and telephone number for queries

 Catherine Engmann, 01753 410 243

25. Name and signature of authorised company official responsible for making this notification

Catherine Engmann
Company Secretarial Officer

Date of Notification

4 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares at a price of 519.0067p per share.

Exhibit 99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 530.7585p per share.

Exhibit 99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 650,000 of its ordinary shares at a price of 534.6617p per share.

Exhibit 99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 700,000 of its ordinary shares at a price of 542.5187p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 June 2004